

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2017

Terren Peizer
Chief Executive Officer
NeurMedix, Inc.
6165 Greenwich Drive, Suite 150
San Diego, California 92122

  Re: Neurmedix, Inc
    Amendment No 2. to Form 1-A
    Filed October 2, 2017
    File No. 024-10697

Dear Mr. Peizer:

  We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [month, day, year] letter.

Amendment No 2. to Form 1-A

Part 1A - Notification
Item 4, page 1

1. With reference to your disclosure on page 87 of the Offering Circular, please revise to identify VC Media Partners as a promoter and identify all the other Item 4 service providers. Revise the "Fees" column so that it is reflects the $3 million in offering fees/expenses that you reference in the Offering Circular on page 87.

Part II - Information Required in Offering Circular
Coverpage, page 2

2.   Please revise footnote 1 to quantify the maximum number of selling agent warrants that
        may be issued in the offering and revise your discussion on page 87 to discuss
        this arrangement in greater detail. Refer to Instruction 2 to Item 1(e), and include a cross
        reference in footnote 1 to the more complete description of the underwriting commissions
        located on page 87.

3.   With reference to section 4 of Exhibit 6G, please revise footnote 2 to disclose, if true,
        that you potentially may negotiate additional offering fees with VC Media Partners.

Our Business
Clinical Trials, page 56

4.   We note your disclosure on page 59 that you are currently targeting four distinct diseases
        and that two of these, namely POCD and IBM, may receive the FDA's "breakthrough"
        designation. We further note that IBM does not appear to be one of the four distinct
        diseases you are currently targeting based on your product development pipeline table
        and your disclosure elsewhere in the offering circular. Please revise your disclosure as
        appropriate to reconcile this discrepancy.

Product Development Pipeline, page 63

5.   Please revise your product development pipeline table to label the therapeutic NE3107,
        rather than NE3017, and clarify the relationship between the HE3286 and NE3017
        designations. In addition, we note the placement of your asterisks by ALS, Huntington's
        Disease and Encephalitis, but also note that the disclosure by the asterisk under the table
        only seems to address Parkinson's Disease. Please advise.

6.   Please revise the table so that the bar for each indication reflects the current status of
        development rather than your plans for development. In this regard, please tell us
        whether any steps are required to complete Phase 1 for Alzheimer's Disease, Migraine
        and/or POCD or whether there is uncertainty that you have completed this phase of
        development given your disclosures that initiation of Phase 2 trials will depend upon
        future interactions with FDA. Also, please add a Phase 3 column to the table.

Executive Compensation, page 81

7.   We note your added disclosure regarding the variable consulting fees per month paid to
        Mr. Ahlem and Mr. Reading during your last completed fiscal year in response to our
        prior comment eight. Please further expand your disclosure to provide the actual amount
        paid to your executive officers and directors during your last completed fiscal year.
        Currently, you only provide disclosure regarding planned compensation following the

Terren Peizer
NeurMedix, Inc.
October 23, 2017
Page 3

offering and a range of fees paid per month to Mr. Ahlem and Mr. Reading. See Item
11(a) of Form 1-A.

<u>Signatures, page 90</u>

8.	Please have your newly appointed chief financial officer execute the filing as your
principal financial and/or accounting officer or advise.

You may contact Sasha Parikh at 202-551-3627 or Jim Rosenberg, Senior Assistant
Chief Accountant, at 202-551-3679 if you have questions regarding comments on the financial
statements and related matters. Please contact Irene Paik at 202-551-6553 or Joseph McCann at
202- 551-6262 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Joe Tagliaferro, Esq.